SAP’S NON-IFRS FINANCIAL MEASURES: 2012 ESTIMATES OF

THE DIFFERENCES BETWEEN IFRS AND NON-IFRS

(WEBMESSAGE)

Walldorf, Germany – March 23, 2012

SAP publishes its full-year outlook based on certain revenue and profit measures and regularly reports on the progress towards achieving this outlook. To obtain alignment between the outlook communicated externally and SAP’s internal planning on segment and total company level, SAP uses, for its external outlook, the same measures used in internal planning and reporting. The calculation of these measures differs from IFRS and thus, the measures are non-IFRS measures.

The following amounts represent the fiscal year 2011 actual differences between IFRS and non-IFRS measures on operating profit as well as the estimates for 2012:

Non-IFRS Measures (in € million)	Actual Amounts From 2011	Estimated Amounts For 20121)
Deferred revenue write-down	27	Between 110 and 130

Discontinued activities2)	+717	Less than 10

Share-based compensation expenses3), 4)	69	Between 460 and 500

Acquisition-related charges5)	448	Between 480 and 520

Restructuring	4	Less than 25

1)	All adjusting items are partly incurred in currencies other than the Euro. Consequently, the amounts are subject to currency volatility. All estimates for 2012 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates the total amounts for 2012 may differ significantly from the estimates provided in the table above. Please remember that SAP’s outlook is based on constant currency.
2)	We will consider all new information that emerge from further developments of the TomorrowNow lawsuit to determine if the provision should be adjusted in the future, which could result in a change to the estimate provided in the table above.
3)	Our share-based compensation expenses are subject, among other factors, to share price volatility, volatility in SAP’s performance against the Tech PGI index, achievement of financial KPIs and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on the future development of these factors the total expense for 2012 may differ significantly from these estimates.
4)	The estimates provided above for share-based compensation expenses include grants under existing programs. New share-based compensation plans or changes to the existing plans may make the total amounts for 2012 differ significantly from these estimates.
5)	The estimates provided above for acquisition-related charges are based on the acquisitions performed by SAP until the day of this document. Further acquisitions may make the total amounts for 2012 differ significantly from these estimates.

The above mentioned estimates are independent of and not included in SAP’s outlook. This Webmessage does not constitute an update of our outlook.

Why Do You Expect an Increase in Share-Based Compensation Expenses in 2012 Compared to 2011?

The increase in share-based compensation expense is primarily due to the following reasons:

•

At the beginning of 2012, SAP implemented two new share-based compensation plans: A Employee Participation Program (EPP) 2015 for employees and a Long Term Incentive (LTI) Plan 2015 for Executive Board members. The plans, which start in 2012, are designed to award participants each year through 2015. For more details on these plans please see a separate Webmessage also published today called SAP Expands Employee and Board Member Participation in Company’s Success.

•

As part of the acquisition of SuccessFactors, SAP is obligated to carry forward certain share-based compensation plans for SuccessFactors employees. SAP also plans to issue an additional share-based compensation plan for SuccessFactors employees, which is already included in this estimate. The SuccessFactors employees have historically been compensated with a higher percentage of variable pay compared to fixed pay as it relates to their overall compensation, and the new plan is intended to ensure they will retain that pay structure.

•

SAP will also continue to offer members of its senior leadership team and its top performing employees cash-based stock options, also called “SAP Stock Option Plan.” The budget for this plan in 2012 has increased compared to the budget in 2011.

•	SAP has offered a Share Matching Plan for its employees since 2010. In 2012, SAP decided to significantly increase the number of bonus shares in celebration of SAP’s 40th anniversary.

•

Our share-based compensation expense estimates, among others, are based on assumptions relating to SAP’s share price development, performance against the Tech PGI index, achievement of financial KPIs and change in SAP’s workforce. In 2011, SAP increased its workforce organically and has already increased its workforce through the acquisition of SuccessFactors in 2012. In addition, year-to-date SAP’s share price has increased in comparison to the prior year and SAP has outperformed the Tech PGI index year-to-date. These factors have all been considered in applying these estimates. Depending on the future development of these factors, the total share-based compensation expense for 2012 may differ significantly from these estimates.

Brief Overview of SAP’s IFRS and Non-IFRS Measures

IFRS Revenue Measure		IFRS Profit Measure

+ Deferred Revenue Write-Down		+ Deferred Revenue Write-Down

= Non-IFRS Revenue Measure		+/- Acquisition-Related Charges

+/- Currency impact compared to previous year		+/– Share-Based Compensation Expenses

= Non-IFRS Revenue Measure at Constant Currency		+/– Discontinued Activities

+/– Restructuring

= Non-IFRS Profit Measure

+/– Currency impact compared to previous year

= Non-IFRS Profit Measure at Constant Currency

Non-IFRS Operating Margin at Constant Currency	=	Non-IFRS Operating Profit at Constant Currency
Non-IFRS Total Revenue at Constant Currency

The differences between our IFRS and non-IFRS measures are described as follows:

•	Deferred revenue write-down:

•

When SAP acquires a business, its support or cloud subscription revenue includes the post-merger revenue from customer support or cloud subscription contracts entered into by the acquired business before the acquisition. However, under IFRS, such post merger revenue is recorded based on a fair value approach and thus at amounts below the contracted rates. SAP adjusts its non-IFRS revenue, profit and margin numbers to show the revenue that the acquired entity would have recorded absent the acquisition by SAP.

•	The effects recorded in 2011 resulted from the Sybase acquisition and adjusted IFRS support revenue.

•	In future periods the effects to be recorded, absent another large acquisition, will result from SuccessFactors and will adjust IFRS cloud subscription and support revenue.

•	Discontinued activities:

•

IFRS requires that companies exclude from the results of continuing operations the profit or loss from operations that are either disposed of or planned to be sold, but only if these operations represent a major line of business or geographical area. SAP adjusts its non-IFRS revenue, profit and margin numbers to also exclude operations that are disposed of but do not meet the threshold of major line of business or geographical area.

•	Discontinued activities currently relate only to the activities of the TomorrowNow entities which SAP discontinued but which never represented a major line of SAP’s business.

•	Share-based compensation expenses:

•

Certain elements of employee compensation at SAP are variable and depend on the absolute or relative future performance of SAP’s share price. The operating expense that SAP records for such compensation programs is based on the share price and may vary significantly from period to period depending on changes in the SAP share price and our performance against the TechPGI index. Some programs also depend on the achievement of certain financial key performance indicators (KPIs) and the operating expense recorded depends on the actual achievement of such KPIs. SAP adjusts its non-IFRS operating profit and operating margin numbers to fully exclude share-based compensation.

•	Acquisition-related charges:

•

Acquisitions of other software companies or intellectual property usually result in recording a number of intangible assets that the acquired entity may not have had recorded in its balance sheet because they were created internally. Subsequent to the acquisition, such intangible assets are amortized over their useful lives. Additionally, acquisitions may result in other incremental expenses such as restructuring expenses, settlement of pre-existing relationships, fees for investment banks etc. SAP adjusts its non-IFRS profit and margin numbers to exclude these acquisition-related charges.

•

The majority of SAP’s acquisition-related charges recorded in 2011 were from the acquisitions of Sybase and Business Objects. The acquisition of SuccessFactors combined with these two previous acquisitions will make up the majority of the acquisition-related charges in 2012, absent another large acquisition.

•	Restructuring:

•

Under IFRS, the cost of a restructuring (such as a program planned and controlled by management that materially changes the scope of a business or the manner in which the business is conducted) are fully expensed when a formal restructuring plan is available and a valid expectation of execution has been raised in those affected. Thus, a large restructuring may result in a significant one-off expense. SAP adjusts its non-IFRS profit and margin numbers to exclude restructuring expenses.

•

Expenses occurring outside a restructuring are not adjusted from even if they are similar to restructuring expenses. Severance charges, for example, would only be adjusted for if incurred as part of a restructuring plan.

•	Constant currency adjustment:

•

SAP’s revenue and profit measures are impacted by both, changes in volume and changes in foreign currency. To allow a focus on the volume impact, SAP adjusts for changes in foreign currency by translating foreign currency amounts using the average rates from the previous year instead of the current year.

•	SAP reports its non-IFRS numbers at both, actual currencies and constant currencies. SAP’s outlook is, however, based on constant currency numbers.

For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see ‘Explanation of Non-IFRS Measures’ which is available at www.sap.com/investor.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.